Filed by: Westar Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File Number: 001-03523

Subject Company: Great Plains Energy Incorporated

Commission File Number: 001-32206

Subject Company: Monarch Energy Holding, Inc.

Commission File Number: 132-02816

Date: October 26, 2017

{On October 25, 2017, Westar Energy, Inc. held its annual meeting of shareholders, and a webcast replay of the annual meeting of shareholders was posted to the website of Westar Energy, Inc. on October 26, 2017. The following is an edited transcript of the portions of the annual shareholder meeting that relate to the pending merger with Great Plains Energy Incorporated. These excerpts are being filed in compliance with Rule 425 of the Securities Act of 1933, as amended.}

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Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director

So these are just a handful of accomplishments of our employees as we move our business forward even as we look to merging, and it is to deliver greater value for our customers and to grow the value of your investment as shareholders. As I’m sure you all know, Westar and Great Plains Energy announced in July an amended agreement under which we plan to combine, not by being acquired by Great Plains Energy but by merging side-by-side in a stock-for-stock merger of equals. Additionally, and with the valuable advantage not present in the first agreement, this exchange will be tax-free to shareholders. I’m delighted to add that it also means a 15% increase in the common dividend for Westar’s shareholders. And we structured the transactions to specifically address the demands that regulators put on us when we merge.

The rationale for the merger remains consistent with what you heard from us before, that is geographic fit with our next-door neighbor, complementary operations including the joint operations and ownership of big power plants, similar computing platforms and regulatory diversity across 2 states. And most importantly, the ability to create operating efficiencies will help to keep our costs under control to keep electricity affordable for our customers and to assure good returns for our shareholders.

Additionally, as I mentioned, it provides for an immediate 15% increase in the dividend at closing. And thereafter, we’ll target dividend growth, higher than what we could have targeted without the merger.

We’re continuing through the process with regulators and with you as shareholders. To that end, we scheduled a special shareholder meeting next month right here, on November 21, where we’ll ask you to vote for the merger and the related proposals. You should have already received a proxy for that special meeting. And if you haven’t yet submitted your proxy for that special meeting, I encourage you to do so in advance of the November 21 meeting, and ask that you please vote for the merger. Your vote on that is really important because the way votes are counted if shareholders don’t vote, that gets counted the same as voting against the merger and effectively, against the higher dividend that comes with the merger. So if you have any questions about the meeting or the vote that’s coming up next month, please visit with me after the meeting or one of my colleagues, or contact our Investor Relations folks and they will answer any questions you might have.

Now this is one of my favorite parts of our annual meeting, we’ll do our very best to answer any questions that you might have. If I can’t answer them and there’s a good chance I won’t be able to, I’ve got a great team of colleagues here that will help me out. And we would be pleased to try to address any of your questions. If you just raise your hand, we’ll bring a microphone to so that other folks can hear your question as well. Thank you.

QUESTIONS AND ANSWERS

Shareholder: My question is in looking over the proposal for the merger that you have opinions, both Great Plains and Westar, of your accounting firms or the people you have hired — engaged to render an opinion on the tax-free exchange basis. But I also saw on both sides there was a disclaimer that maybe the IRS would rule against it. Could you set that concern at ease?

Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director

I think so. But I might lean on our General Counsel or our Controller, to clarify it. As you know, regulations are complex. So there’s a lot of times you got to put language in there that says, there might be some obscure thing that nobody has ever thought of that would be problematic. What I can tell you is, we have negotiated and structured this transaction to make it tax-free for shareholders as they exchange one share in the old company for a share in the new company in a very customary and typical fashion for tax-free exchanges. Larry, where is Larry? Larry, do you have anything to add? Larry is our General Counsel.

Larry D. Irick - Westar Energy, Inc. - VP, General Counsel & Corporate Secretary

I think you covered it correctly. I mean, folks expressing opinions like that always want to hedge for that {Larry – can you turn around so the shareholder can hear you?} Experts when they give an opinion always want to hedge based on a totally unexpected circumstance. So I think Mark is correct in saying that this transaction is structured in a very typical way and in a way where almost in all circumstances, the tax-free nature of the transaction is recognized. So I would view that as a very remote possibility.

Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director

But just in the normal course, obviously, we would encourage you to visit ….

Shareholder: If it happens it costs the shareholders. I mean, because obviously you have to pay for the higher cost — I mean, the higher sales basis versus your cost.

Larry D. Irick - Westar Energy, Inc. - VP, General Counsel & Corporate Secretary

And then that moves back to the nature of the first transaction where the...

Shareholder: Well, we already knew about that.

Larry D. Irick - Westar Energy, Inc. - VP, General Counsel & Corporate Secretary

You knew about that.

Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director

This is specifically designed to address that concern that people had with the first transaction to make it tax-free. But as Larry said, we live in a world that’s very litigious. So we would obviously encourage you to visit with your tax adviser, your accountant if you have any concerns about this. But we would not be telling you we’ve structured it to be tax-free if we didn’t have a high level of certainty that, that’s the case.

Shareholder: However, your professional opinions were rendered with that qualification.

Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director

As they always are. If you have dealt with an engineer, an accountant or a lawyer, you’ve seen those before. Just wait until you try to build a foundation sometime and see what kind of engineering qualifications you get. Thanks for your question. Are there other questions? Comments? In the back. Sorry Bruce.

We will come back to Bruce.

Shareholder: When you guys do this, it’s like 5 years. And in your merger here, how many jobs will be lost from Topeka area? And like will this building be half full or is your headquarters going to be in Kansas City? A lot of duplications, a lot of people will be getting laid off, what do you think or how are you working all that out? Just going on, probably they will be retiring a lot of people and then that’s how it’s going to justify that, I guess?

Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director

So the building won’t be half full. We’ll continue to have a Kansas operating headquarters right here downtown Topeka. And we’ve said that we will have at least 500 people in the headquarters. Today, we have between 500 and 600 people in this headquarters. You are correct that combining the two companies will mean that we can save costs and one of our largest costs is, in fact, the cost of professionals and you’re also correct that there is some duplication. But the reason we can reduce costs and reduce the level of employment without having to lay anybody off is because we have so many people in our industry that frankly, are aging baby boomers. Folks that are naturally wanting to retire anyway. So as we speak, both companies, Great Plains Energy and Westar have held open vacant positions, hundreds of vacant positions, temporarily filling them with contractors or baling wire or duct tape in anticipation of closing so that we can bring those efficiencies without having to put somebody on the street losing their job. But indeed, the combined company will have fewer employees than the sum of the parts prior to the merger. And it’s always the balance of keeping our electricity affordable and making sure that we continue to be great employers and good citizens. Thanks for your question.

…

Shareholder: With that said, and with you talking about the fact that Westar has made great strides in wind energy over the last 5 years, what about your future partner, Great Plains? They were the last company to spend a whole bunch of money on a coal plant. What strides have they made to go to renewable energy, particularly knowing they can’t get transmission lines through part of the state?

Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director

Yes. Their profile is very much like ours. What you said is correct. While we recently reinvested in a lot of our larger coal plants, they built one just a few years ago. But they have added a similar complement of renewable energy, almost all of it right here in Kansas. And in fact, the profile I gave, which was about 1/3 renewable and about little over half without any emissions, the new company will be very similar to that. We have just a couple hundred megawatts more renewables than they do today and we’re about the same size.

Are there any other questions? If not, thank you very much for coming today and for getting an update on your company. We thank you for your trust and your confidence and your investment. And for taking the time to be here. We also encourage you to look in your mail to make sure you see the proxy for the special meeting coming up and then please send in your vote. Thank you very much.

Forward-Looking Statements

Statements made in this communication that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to the anticipated merger transaction of Great Plains Energy Incorporated (“Great Plains Energy”) and Westar Energy, Inc. (“Westar Energy”), including those that relate to the expected financial and operational benefits of the merger to the companies and their shareholders (including cost savings, operational efficiencies and the impact of the anticipated merger on earnings per share), the expected timing of closing, the outcome of regulatory proceedings, cost estimates of capital projects, dividend growth, share repurchases, balance sheet and credit ratings, rebates to customers, employee issues and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Westar Energy is providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and Westar Energy; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates that the companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s and Westar Energy’s ability to successfully manage and integrate their respective transmission joint ventures; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy and Westar Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated merger or the imposition of adverse conditions or costs in connection with obtaining regulatory approvals; the risk that a condition to the closing of the anticipated merger may not be satisfied or that the anticipated merger may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated merger; the costs incurred to consummate the anticipated merger; the possibility that the expected value creation from the anticipated merger will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the credit ratings of the combined company following the anticipated merger; disruption from the anticipated merger making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated merger; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties are discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy Holding, Inc. (“Monarch Energy”) file with the Securities and Exchange Commission (“SEC”) in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy, KCP&L and Westar Energy with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy, KCP&L and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, Monarch Energy has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-220465), which was declared effective by the SEC, Great Plains Energy and Westar Energy have each filed a definitive joint proxy statement, which also constitutes a prospectus of Monarch Energy, each of which is publicly available, and Great Plains Energy, Westar Energy and Monarch Energy have filed and may file other documents regarding the proposed transactions with the SEC. Great Plains Energy and Westar Energy mailed the definitive joint proxy statement/prospectus in connection with the transactions to their respective shareholders on or around October 13, 2017. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED TRANSACTIONS.

Investors can obtain free copies of the Registration Statement and definitive joint proxy statement/prospectus and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website. These documents filed by Great Plains Energy and Monarch Energy are also available free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings,” or by contacting Great Plains Energy’s Investor Relations Department at 1-800-245-5275. These documents filed by Westar Energy are also available free of charge from Westar Energy’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings,” or by contacting Westar Energy’s Investor Relations Department at 785-575-8227.

Participants in Proxy Solicitation

Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed transactions. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on September 14, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, is set forth in the Registration Statement and definitive joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.